Itamar Medical Ltd.

9 Halamish Street

Caesarea 3088900, Israel

January 28, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Irene Paik

Re:	Itamar Medical Ltd. Registration Statement on Form F-1 CIK No. 0001613170

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (the “Registration Statement”) of Itamar Medical Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 30, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Itamar Medical Ltd.

By:	/s/ Gilad Glick
Name: Gilad Glick
Title: Chief Executive Officer

cc:	(via email)
Shy Basson, Itamar Medical Ltd.
Josh Kiernan, Esq., Latham & Watkins LLP
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Michael D. Maline, Esq., Goodwin Procter LLP